Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Promotes Eran Erov to VP Finance
Eran Erov Will Replace Current CFO Elan Yaish

Tel Aviv, Israel, - December 22, 2014 – RiT Technologies Ltd. (NASDAQ: RITT), a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution, announced today that its Board of Directors has promoted its Controller, Eran Erov to VP Finance, effective immediately.  RiT's CFO, Elan Yaish, has resigned to pursue other opportunities.

The Board of Directors thanks Elan Yaish for his contribution to RiT and wishes him success in his future endeavors.

Eran Erov, 35, has served as the Controller of RiT Technologies since joining the Company in 2013.  Prior to joining RiT, Mr. Erov held the position of Assistant CFO at GeoGlobal Resources Israel ltd.

Mr. Erov is a licensed CPA and holds a Bachelor of Business Administration, Cum Laude, from the Israel College of Management, and an MBA from the Israel College of Management.

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solution designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

For more information, please visit our website: www.rittech.com.

KCSA Strategic Communication
Jeffrey Goldberger / Christopher Harrison
212-896-1249 / 212-896-1267
jgoldberger@kcsa.com / charrison@kcsa.com